SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 43)
Under the Securities and Exchange Act of 1934

  Equus II Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

294766100
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2005
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 9 pages)
There are two exhibits.
















ITEM 1	Security and Issuer
		Common Stock
		Equus II Inc.
		Equus Capital Management Corp
		The America Tower
		2929 Allen Parkway
		Suite 2500
		Houston, Texas   77019-2120
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn Van Degriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, Jo Ann Van Degriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of EQS on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
a)  KIM has purchased Shares for investment purposes.  Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of EQS fit the investment guidelines for various Accounts.  Shares have been acquired
since  January 13, 2000.
b)  Although initially purchased for investment purposes only,
KIM sent a letter to the Board of Directors to express our concern over the Fund?s persistently wide discount and poor net asset value performance.  (Exhibit One).
c)  A second letter was sent to the Board on February 8, 2005 to express our frustration over the lack of action or communication by the Board.
(Exhibit Two).
d)  KIM has been talking with three fellow Shareholders; Phil Goldstein,
Avrohom Sukenik, and Edgar McDonald to explore possible remedies for the Fund?s poor NAV performance and wide discount to net asset value.
ITEM 5 	Interest in Securities of the Issuer
A) As of the date of this Report, KIM owns 514,738 shares, which represents 8.18 % of the outstanding Shares. George W. Karpus currently owns 6,115 shares purchased on September 5, 2002 at $6.54.
Purchased on December 18, 2002 at $ 6.52 (100 shares), December 19 at $ 6.54 (1000 shares) and $ 6.53 (5000 shares) and $ 6.52 ( 900 shares)
and December 20 at $ 6.52 (2000 shares), on March 27, 2003 at $6.85
(100 shares) and (50 shares) at $ 6.84 and April 28, 2003 (50 shares) at $
7.08. July 29 at $ 7.47 (100 shares), August 2 at $7.46 and $7.47 (1000 shares), August 10 at $7.36 (100 shares), August 11 at $7.43 (765 shares), August 19 at $7.37 (500 shares). He sold on January 8, 2003 at $ 6.75
(100 shares), and January 10, 2003 at $6.78 (1900 shares), on May 1 & 2
2003 at $ 7.21 (100 shares), May 8 & 9 2003 at $ 7.36 (100 shares), May
20, 2003 at $7.37 (50 shares), June 18, 2004 at $7.76 (800 shares),
July 2 at $ 7.76 (1100 shares) July 6 at $ 7.77 (100 shares), July 7 at
$ 7.75 (800 shares), September 15 at $ 7.80 & $ 7.84 (900 shares),
September 20 at $7.87 & $7.88 (100 shares), September 29 at $ 8.03
(700 shares), and November 1 at $8.19 (300 shares). Karpus Investment Management Profit Sharing Plan presently owns 2,350 shares purchased on January 13, 2000 at $10.19 (600 shares), September 13, 14, 22, 26, 27,
& 29 at $10.63 (1100 shares), October 6 at $10.56 (100 shares), 10 at
$10.50 (50 shares), & 23 at $9.88 (50 shares), November 6 at $10 (100 shares), December 8 at $8.81 (500 shares), April 17, 2001 at $8.85 (200 shares), May 1 at $9.11 (50 shares), 2, 4, & 17 at $9.23 (200 shares), 10 at
$9.05 (100 shares), June 21 at $9.25 (25 shares), September 24 at
$8.35 (250 shares), March 27, 2003 at $6.85 (50 shares) and (50 shares) at $6.84 and April 28, 2003 at $ 7.08 (50 shares), May 8 & 9
2003 at $7.36 (100 shares), May 20, 2003 at $7.37 (50 shares), July 8,
2003 at $8.24 (1043 shares), and September 11 at $8.57 (250 shares).
Shares were sold on June 18 at $7.76 (500 shares), July 2 at $ 7.76 ( 700 shares), July 7 at $ 7.75 ( 500 shares), September 15 at $7.80 & $7.81 (500 shares), September 20 at $ 7.87 (50 shares), September 29 at $8.03 (500 shares), and November 1 at $8.19 (150 shares). Karpus Investment
Management Defined Benefit Plan currently owns 275 shares purchased on September 3, 2003 at $8.92 (375 shares) and sold on March 24, 2004
(100 shares). Dana R.Consler currently owns 525 shares purchased on December 21, 2000 at $8.69 (350 shares), May 17, 2001 at $9.23 (50 shares), August 13 at $9.22 (150 shares), August 14 at $9.21 (100 shares), on November 29, 65 shares were received as a stock dividend payment, March 1, 2002 at $7.80 (25 shares), March 6 at $7.72 (25 shares), March
22 at $7.66 (25 shares), and April 16 at $7.78 (25 shares), February 3,
2003 at $6.88 (225 shares), February 11, 2003 at $6.54 (110 shares),
September 8 at $8.80 (50 shares), and September 10 at $8.65 (50 shares).
He sold on June 18, 2004 at $7.76 (100 shares), July 2 at $ 7.76 ( 100 shares), July 7 at $ 7.75 ( 100 shares), September 15 at $ 7.80 (100 shares), September 29 at $ 8.03 (100 shares), and December 6 at $8.06
(225 shares). Jo Ann Van Degriff presently owns 400 shares purchased on July 8, 2003 at $8.24 per share (750 shares), September 8 & 9 at $8.75
(100 shares), and September 8 at $8.80 (50 shares).  She sold on June 18,
2004 at $7.76 (100 shares), July 2 at $7.76 (100 shares) and July 7 at
$7.75 ( 100 shares), September 15 at $7.80 (100 shares), September 29 at
$8.03 (100 shares) . None of the other Principals of KIM presently owns shares of EQS.
      b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c)  Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases,
DATE
SHARES
PRICE PER


SHARE
6/30/2005
-2420
8.25
The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of EQS securities.

ITEM 7	Materials to be Filed as Exhibits
		Not applicable.









Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



July 8, 2005      		 	 By:________________________
       Date				       	            Signature
                	    	Dana R Consler, Senior Vice President
		Name/Title








EXHIBIT ONE
(Letter Sent to the Board December 3, 2004)


Equus II, Inc.							December 3, 2004
Attn:  Sam P. Douglass, Chairman
2727 Allen Parkway, 13th Floor
Houston, Texas   77019

Mr Douglass,

I write to the Board to express our extreme disappointment in the Board?s decision not to return any capital to EQS Shareholders as a part of the Fund?s year-end distribution. Karpus Investment Management (KIM) is the Fund?s largest Shareholder and currently (as of November 30, 2004) owns 419,620 shares or 6.7 percent of the outstanding shares in the Fund.

This is an opportune time for the Fund to consider returning capital to its investors, as the portfolio currently holds over 18 million dollars in cash (as of September 30). Considering the Fund?s dismal investment performance and its persistently wide discount to net asset value; the Board owes it to Shareholders to allow them to access some of the Fund?s net asset value.

Here is the Fund?s net asset performance relative to the S&P 500 index for various holding periods ending September 30, 2004:

Holding Period	EQS			S&P 500
One-Year		-8.48%			13.87%
Three-Year 		-7.17%			4.03%
Five-Year		-8.58			-1.31%
Seven-Year		-9.94			3.87%
Ten-Year		-1.32			11.07

This record clearly demonstrates that Fund management has not added value for Shareholders during any time period of evaluation. Further evidence of this is the Fund?s investment in a venture capital fund. Why would Fund management choose to invest in a venture capital fund if they felt that they could add value with their own investment decisions? Investors should not have to pay two percent a year to have a portfolio manager stick their money in a venture capital fund and pay the fee that that fund charges as well. They can make that investment directly and save the additional fee. If you do not feel that you are competent at selecting investments directly then you should hire another advisor to run the Fund.

Fund management needs to both improve the management of the portfolio (NAV performance) by considering changing investment advisors and address the wide and persistent discount to net asset value (market price performance) at which the Fund trades. This is the only way that the Board can fulfill its fiduciary duty to both short term and long term Shareholders and regain the confidence of their Shareholder base.

Investors should not pay a fee to have their money invested in Treasuries and/or money market funds. Given that management is not good at selecting investments, the large current cash balance in the Fund ($2.91 per share in cash) as well as the Fund?s large and persistent discount to net asset value; the Fund?s best alternative to enhance Shareholder value is to give this cash back to Shareholders. This could be done by means of a large return of capital distribution, a tender offer, or a fixed distribution policy with a finite life. Although share buy backs do add to net asset value, they are a very ineffective means of narrowing and keeping narrow the Fund?s discount to net asset value. Additionally, we believe that the Board should consider an orderly liquidation of the Fund.

I urge the Board to take the steps necessary to address the Fund?s wide discount to net asset value and poor NAV performance. Being fiduciaries, management must act to mitigate the damage that has been done by returning to Shareholders some of their net asset value and seeking better advice regarding company selection.

I encourage the Board to contact our firm and other major Shareholders and seek their feedback on means by which Shareholder value may be enhanced.
I thank you for your time and consideration and look forward to your response.






      Sincerely,




								Cody B. Bartlett Jr., CFA


















EXHIBIT TWO
(Letter Sent to the Board February 8, 2005)

Equus II, Inc.
Attn:  Sam P. Douglass, Chairman
2727 Allen Parkway, 13th Floor
Houston, Texas   77019

Members of the Board,

We are extremely disappointed that we have not heard back from the Board since expressing our concerns regarding the Fund?s large discount to net asset value, poor NAV performance, and large cash position. Not only has the Board ignored the input of its largest shareholder but it has sought and received exemptive relief from the Securities and Exchange Commission to omit a Shareholder proposal that called for the liquidation of the Fund. It appears that the Board is taking a defensive position regarding shareholder input and is acting with total disregard to reasonable ideas brought to them by Fund Shareholders.

The Shareholders of your Fund have endured significant economic loss at the hands of the management?s poor investment decisions. Your Fund continues to trade at one of the widest discounts in the industry and you have done little to address Shareholder concerns over this discount. To add insult to injury some of the directors of the Fund have accumulated Fund shares at below market prices by exercising stock options that are meant to be incentives for good investment performance. The exercise of these options dilutes net asset value and further exacerbates the Fund?s poor net asset performance. According to your 8-K filed on February 7, 2005, the most recent options are being granted with an exercise price of $7.69 per share which was the market price on the option grant date. This ?incentive? program would be much more effective if the exercise price was significantly higher than the current market price. I feel this is an egregious breach of your fiduciary duty to Fund Shareholders.

Unless you act immediately to improve the Fund?s investment performance, narrow the discount to net asset value and lower the Fund?s expense ratio we will take actions to reimburse Shareholders for the liabilities that your Board has subjected them to. Although a stock option program is legally permissible, your administration of this plan is not congruent with the spirit of a stock option program. Furthermore, your failure to address Shareholder concerns and the defensiveness of your Board?s actions can in no way be viewed as an enhancement of Shareholder value.

You are using our Fund?s assets to pay for this defense. Did the entire Board meet to decide to attempt to exclude Mr. Edgar McDonald?s proposal to liquidate the Fund? Did the Board consider putting the proposal on the proxy materials as non-binding in order to survey Shareholder willingness for the Fund to continue as a going concern? How much did it cost Fund Shareholders for your Board to seek this exemptive relief?


Several other closed-end funds of a similar size have taken dramatic actions to address and enhance Shareholder value. In fact, two business development funds have been very successful in enhancing Shareholder value. One fund agreed to liquidate its holdings and return investors? capital and the other installed a new investment manager with a great track record to improve performance and conducted a tender offer to return net asset value to Shareholders that lost faith in the Fund?s management. Not only have you done little to address your Fund?s problems and Shareholders? concerns but you have intentionally made the situation worse by diluting the Fund?s net asset value and fighting Shareholders.

It is time to stop the bleeding. You must take drastic actions to stop the slow and steady dwindling of the Fund?s net asset value. We will act to remedy your actions should you continue to fight to wishes of Fund Shareholders. KIM expects the Board to do something significant to enhance Shareholder value. We hope for significant action well in advance of the next annual meeting.

Once again, we encourage the Board to contact us and other Shareholders to gather feedback as to how the Fund can improve performance. Thank you for your time and consideration.





Sincerely,




Cody B. Bartlett Jr., CFA